UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Class A Preferred Shares Conversion by About Investment Pte. Ltd.

On July 16, 2026, PicoCELA Inc. (the “Company”) issued 20,000,000 Class A preferred shares of the Company (the “Preferred Shares”) to About Investment Pte. Ltd. (the “Investor”) pursuant a certain Class A Preferred Share Purchase Agreement (the “Preferred Share Purchase Agreement”), dated July 14, 2026, by and between the Company and the Investor, as more fully described in the Report of Foreign Private Issuer on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on July 27, 2026.

Pursuant to a notice to the Company from the Investor dated September 30, 2026, the Investor requested that the Company deliver 5,000,000 of the Company’s common shares (“Common Shares”) in exchange for 5,000,000 Preferred Shares, in accordance with the Preferred Share Purchase Agreement and the Company’s articles of incorporation, and thereupon, the Company delivered such 5,000,000 Common Shares to the Investor.

Reduction of Transfer Restriction Period and Surrender of Certain Restricted Common Shares

On January 20, 2026, Hiroshi Furukawa, the Company’s Chairman, Chief Technology Officer and Representative Director, obtained 1,666,666 Common Shares from the Company, pursuant to a certain Restricted Common Share Compensation Agreement, dated December 29, 2025, by and between the Company and Hiroshi Furukawa (the “Furukawa Agreement”). On April 1, 2026 and April 11, 2026, Hideaki Horikiri, the Company’s Chief Operating Officer and director, obtained 4,400,000 and 1,060,000 Common Shares (collectively with the Common Shares obtained by Hiroshi Furukawa, the “Restricted Shares”), respectively, from the Company, pursuant to those two certain Restricted Common Share Compensation Agreements, each dated April 1, 2026 and April 11, 2026, by and between the Company and Hideaki Horikiri (the “Horikiri Agreement, and, together with the Furukawa Agreement, the “Restricted Common Share Compensation Agreements”), respectively. The foregoing transactions are described more particularly in the Reports of Foreign Private Issuer on Form 6-K filed by the Company with the SEC on January 20, 2026 and April 15, 2026.

Pursuant to the Restricted Common Share Compensation Agreements, the Restricted Shares were originally restricted from being sold, transferred, loaned or pledged for a period of 20 years from the date of issuance (“Transfer Restriction Period”), which Transfer Restriction Period was reduced to 10 years, pursuant to a resolution adopted by the board of directors of the Company (the “Board”) on September 28, 2026 (the “Resolution”). The Resolution also authorized the Company’s acquisition of certain Restricted Shares in exchange for no consideration.

On September 30, 2026, Hiroshi Furukawa and Hideaki Horikiri each notified the Company that they would return 1,166,666 Restricted Shares and 3,833,334 Restricted Shares to the Company, respectively, effective on the same day. The Company has determined to hold such returned Restricted Shares as its treasury shares.

As a result of the foregoing, on September 30, 2026, there were 9,613,805 Common Shares and 15,000,000 Preferred Shares issued and outstanding, representing a total of 24,613,805 voting rights exercisable at a general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: October 2, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chairman, Chief Technology Officer and Representative Director